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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ----------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                     INTERNATIONAL NURSING SERVICES, INC.
                     ------------------------------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
- -------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   460093404
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                                (CUSIP Number)

                                 Naomi Bodner
                152 West 57th Street, New York, New York 10019
                                 212-581-0500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 18, 1996
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            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                   Schedule 13D
- -------------------------------------------------------------------------------

CUSIP No. 460093404                  13D

- -------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Ezer Mzion, Inc.
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

- -------------------------------------------------------------------------------
3.       SEC USE ONLY


- -------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         WC

- -------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

- -------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

- -------------------------------------------------------------------------------
                    7.       SOLE VOTING POWER
                             N/A

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                    8.       SHARED VOTING POWER
                             N/A

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                    9.       SOLE DISPOSITIVE POWER
                             320,000

- -------------------------------------------------------------------------------
                    10.      SHARED DISPOSITIVE POWER
                             N/A

- -------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             320,000

- -------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [ ]

- -------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             6.8%

- -------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
                             CO

- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

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Item 1.  Security and Issuer

         This statement relates to Common Stock, $.001 par value per share (the "Common Stock"), of International Nursing Services, Inc. (the "Company"). The address of the principal executive office of the Company is 360 South Garfield Street, Suite 640, Denver, Colorado 80209.

Item 2.  Identity and Background

         (a) This statement is filed on behalf of Ezer Mzion, Inc. ("EMI").

         (b) The business address for EMI is 152 West 57th Street, New York, New York 10019.

         (c) EMI's principal business is a charitable organization.

         (d) During the last five years, EMI has not been convicted in a criminal proceeding.

         (e) During the last five years, EMI has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to the violation of any federal or state securities law.

         (f) EMI is organized under the laws of the State of New York.

Item 3.  Source and Amount of Funds or other Consideration

         All of the funds used in the acquisition of the securities came from internal working capital.

Item 4.  Purpose of Transaction

         All securities listed under Item 5 below have been acquired for investment. EMI has no plans with respect to any of such securities which is referred to in Items 4(a)-4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) EMI beneficially owns 320,000 shares of the Company's Common Stock, assuming that the Conversion Price (as defined below) as of the date of this filing is $1.25, representing 6.8% of the total outstanding. As set forth in subsection (c) hereof, this number may be subject to adjustment based on fluctuations in the market price of the Common Stock

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which may affect the Conversion Price. This assumes further that all Preferred
Stock and Warrants (as hereinafter defined) are converted and exercised, as the case may be, and that the total number of outstanding shares of the Company's Common Stock is 4,382,403 prior to such conversion and exercise. EMI has the sole power to direct the disposition of such securities.


         (c) Pursuant to a private placement (the "Placement"), on July 18, 1996, EMI purchased from the Company 10 units ("Units") at $10,000 per Unit. Each Unit consists of one share of 1996 Convertible Preferred Stock ("Preferred Stock") having a conversion value of $10,000 and warrants ("Warrants") to purchase 8,000 shares of Common Stock at $2.50 per share for a period of three years. The expiration date of the Warrants will be extended by one day for each day after February 1, 1997 on which a registration statement (the "Registration Statement") with respect to the Common Stock underlying the Preferred Stock and the Warrants which the Company has undertaken to file is not in effect. For a period of three years, the Preferred Stock will at the option of the holder be convertible into shares of Common Stock at the lesser of $1.25 per share or 75% of the average closing sales price of the Common Stock as quoted on the Nasdaq during the last five trading days prior to conversion (the "Conversion Price"). In addition, EMI was granted an option (the "Option") to purchase up to an additional number of Units equal to the number of Units purchased in the Placement at $10,000 per Unit. The expiration date of the Option is December 31, 1997, or, if earlier, the 30th day of the effectiveness of the Registration Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to be Filed as Exhibits

         None.



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                                  SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: July 29, 1996


                                             EZER MZION, INC.


                                             By: /s/ Naomi Bodner
                                                -------------------------------
                                             Title:  Secretary